77M

On February 28, 2013, Perritt Funds, Inc. (the “Company”) acquired substantially all of the assets of Perritt MicroCap Opportunities, Inc. (the “Acquired Fund”), pursuant to the Agreement and Plan of Reorganization dated February 25, 2013.  As part of this reorganization, the Company acquired all assets and assumed all the liabilities of the Acquired Fund.  The Board of Directors of the Company approved the Agreement and Plan of Reorganization on November 30, 2012.